Exhibit 19.2

ADDENDUM TO THE COMPANY’S INSIDER TRADING POLICY

ADDENDUM TO THE COMPANY’S INSIDER TRADING POLICY

To:         Directors, Senior Officers and Designated Employees First of Long Island Corporation

First National Bank of Long Island

From:     Janet Verneuille

Senior Executive Vice President and Chief Financial Officer

Date:     December 19, 2024

Re:         Addendum to the Company’s Insider Trading Policy

The First of Long Island Corporation (“Company”) is a public company the common stock of which is traded on the NASDAQ Stock Market and registered under the Securities and Exchange Act of 1934 (the “Exchange Act”). Pursuant to the Exchange Act, the Company files periodic reports and proxy statements with the Securities and Exchange Commission (the “SEC”). The First National Bank of Long Island (“Bank”) is the Company’s wholly owned subsidiary.

As a public company, the directors, officers and employees of the Company have a responsibility not to participate in the market for the Company’s Common Stock while in possession of “material information” about the Company that has not been publicly disclosed. Under the Insider Trading and Securities Enforcement Act of 1988 (“Act”), the Company can be held liable for employee violations of the insider trading laws, unless it has adopted policies and procedures to prevent insider trading. Recent efforts by the SEC to police insider trading laws have highlighted the need for awareness of the responsibilities and potential liability in this area. Executive officers and directors of the Company are also subject to various reporting obligations regarding their ownership, and changes in their ownership, of Company common stock.

The Company has adopted an insider trading policy that is applicable to all employees, officers and directors. This memorandum addresses additional restrictions that are applicable only to Directors, Senior Officers and certain designated employees of the Company.

1.    Restrictions on Purchases and Sales During Quarterly “Blackout” Periods The following additional procedure with respect to the participation in the market for the Company’s Common Stock by the directors and senior officers (as defined hereinafter) of the Company have been adopted by the Board of Directors in order to assure compliance with the federal securities laws. It should be emphasized that these procedures are designed to: (i) avoid even the appearance of trading on insider information, (ii) as a cautionary matter, eliminate the ongoing question of when knowledge of unreported quarterly and year-end financial information may be considered “material” under the insider trading laws, and (iii) enable the Company to assure that the insider trading reporting requirements of Section 16 of the Securities Exchange Act of 1934 are being complied with. This is in addition to the general prohibition on participation in the market for the Common Stock while in possession of material, nonpublic information, regardless of the time period.

Quarterly Blackout Periods. During the period commencing 15 days prior to the end of each calendar quarter (i.e., March 16, June 15, September 15, December 16) and ending at the close of business on the trading day following the date of public disclosure of financial information (black- out period), directors and senior officers should refrain from participating, directly or indirectly, in the market for the Common Stock. The prohibition on trading during the blackout periods is in addition to the general prohibition, which could apply at any time during the year, on trading while in possession of material, nonpublic information regarding the Company.

Temporary Blackout Periods. The Company may also institute temporary blackout periods, during which trading in the Company’s securities is prohibited, in the event of a material corporate development. Notice of temporary blackout periods will be distributed by means of a written or electronic communication and may include employees in addition to those addressed in this memorandum. For example, the Company may institute a temporary blackout period due to a significant cybersecurity incident that includes additional employees as deemed appropriate.

2.    Margin Accounts and Pledges. Securities held in a margin account may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material, nonpublic information or is not permitted to trade in Company securities, directors or executive officers may not hold Company securities in a margin account or pledge Company securities as collateral for any other loan. An exception to this prohibition may be granted, in the sole discretion of the Board and in limited circumstances, after giving consideration to, among other factors, the number of shares proposed to be pledged as a percentage of the director’s or executive officer’s total shares held. If Company securities are pledged as collateral for margin purchases or a loan by a director or executive officer, the Chief Financial Officer must be informed. The SEC requires annual proxy statement disclosure as to the number of shares pledged by directors and executive officers.

3.    Pre-Clearance of All Trades. Prior to placing any order to purchase or sell the Company’s Common Stock, the Chief Financial Officer or, in their absence, the Chief Risk Officer must be notified. Such notification is also required prior to exercising any options to purchase the Company’s Common Stock. It should be noted that the exercise of a stock option is not considered to be a purchase under the federal securities laws and is therefore exempt from Section 16(b) of the Securities Exchange Act of 1934 pertaining to short-swing profits.

Pre-clearance of all trades will enable the Company to better assure compliance with the prohibition on trading during the quarterly blackout periods or while in possession of material, nonpublic information, as well as the reporting obligations (e.g., Forms 4, 5 and 144 under Section 16(a) or Rule 144 of the federal securities laws) relating to changes in stock ownership or notice of proposed sale by executive officers and directors. As a result of the foregoing, there cannot be “standing orders” to purchase or sell that extend beyond the day for which trading was cleared.

4.    Pre-Notification. The Chief Financial Officer or, in their absence, the Chief Risk Officer will notify the Chairman of the Board or the Chairman of the Audit Committee of the intention of any director or executive officer to sell shares of the Company’s Common Stock. If the Chairman of the Board intends to sell, then the Audit Committee Chair shall be notified and vice versa.

The following positions are hereby designated “senior officer” positions for purposes of the foregoing restrictions:

●	All Senior Vice President and Above
●	All Members of the Management Executive Committee
●	All Employees that Work in the Internal Audit Department
●	All Employees that Work in the Finance Department
●	All Employees that Work in the Marketing Department
●	Assistants to Executive Officers

CERTIFICATION

I certify that:

I have read and understand the Addendum to the Company’s Insider Trading Policy dated December 19, 2024 covering pre-clearance procedures and blackout periods (collectively, the “Insider Trading Policy”). I understand that the Chief Financial Officer, or, in their absence, the Chief Risk Officer are available to answer any questions I have regarding the insider trading policy.

I will comply with this policy for as long as I am subject to the policy.

Signature:

Date:

Print Name:

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